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VIA EDGAR

May 10, 2021

Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attn:    Melissa Kindelan

Kathleen Collins

Kathleen Krebs

Larry Spirgel

Division of Corporation Finance Office of Technology

Re:       Acies Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4
Filed February Mach 26, 2021

File No. 333-253135

Ladies and Gentlemen:

On behalf of our client, Acies Acquisition Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 9, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on March 26, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Form S-4

Questions and Answers for Shareholders of Acies

Is the Business Combination an affiliated transaction?, page xxv

1.	Please move this Q&A near the beginning of the Q&A section. In addition, discuss the benefits Mr. Pascal will receive as a result of the business combination. For example, disclose the changes to Mr. Pascal's ownership and voting control over PLAYSTUDIOS versus the combined company. Disclose that Mr. Pascal's voting control will mean that he will control the composition of the board of directors, corporate transactions requiring a shareholder vote and important corporate transactions such as a change in control. Furthermore, the company will be a "controlled company" under Nasdaq and will be exempt from certain corporate governance protections. As another example, disclose that Mr. Pascal could receive up to $2.5 million of the $5.0 million cash incentive pool established in connection with the business combination to provide bonuses to certain employees.

May 10, 2021

Response: In response to the Staff’s comment, the Company has revised pages xiv and xv of the Registration Statement consistent with our letter to the Staff on April 14, 2021 (our "April letter").

Summary of the Proxy Statement/Prospectus

PLAYSTUDIOS Holders Support Agreements, page 9

2.	We have considered your response to prior comment 9. Please tell us the number of consenting persons who are "other investors and employees" and whether each of these persons would be eligible to purchase in an exempt offering. Remove from the registration statement the New PLAYSTUDIOS shares being exchanged for the Key Stockholders' shares as the offers and sales of these shares have already been made and completed privately.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the number of Key Stockholders who are “other investors and employees” is five, and that each of these parties would be eligible to purchase in an exempt offering as an accredited investor. In response to the Staff's comment, the Company has revised the cover page of the Registration Statement consistent with our April letter to remove the New PLAYSTUDIOS shares being exchanged for the Key Stockholders' shares.

Background to the Business Combination, page 109

3.	Where you first discuss your consideration of PLAYSTUDIOS as a business combination opportunity, disclose that the acquisition of PLAYSTUDIOS is an affiliated transaction and explain why.

Response: In response to the Staff’s comment, the Company has revised pages 112 and 113 of the Registration Statement consistent with our April letter.

May 10, 2021

4.	In response to prior comment 11, you disclose that Acies’ management evaluated over 40 potential business combination targets and had discussions with 17 such potential business combination targets. Please discuss any material meetings, discussions, or negotiations that Acies' management held with these business combination targets. In addition, disclose when you ceased discussions with the other business combination targets to focus solely on PLAYSTUDIOS.

Response: In response to the Staff’s comment, the Company has revised page 112 of the Registration Statement consistent with our April letter.

5.	We have considered your response to prior comment 14. Please provide a discussion of the Acies board's consideration of the affiliated nature of the transaction and the benefits to Mr. Pascal under an appropriate heading.

Response: In response to the Staff’s comment, the Company has revised pages 113 and 114 of the Registration Statement consistent with our April letter.

U.S. Federal Income Tax Considerations for Holders of Acies Securities, page 168

6.	In response to prior comment 17, you filed tax opinions from counsel as Exhibits 8.1 and 8.2. However, these tax opinions opine on the accuracy of the disclosure rather than on the material tax consequences. Please provide tax opinions on the material tax consequences discussed in this section and under "U.S. Federal Income Tax Considerations for Holders of PLAYSTUDIOS Capital Stock," and revise the disclosure to indicate that the discussions are named counsel's opinion. For guidance, refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 (CF).

May 10, 2021

Response: In response to the Staff’s comment, the Company has revised page 171 of the Registration Statement to reflect that, in the opinion of Latham & Watkins LLP, special U.S. tax counsel to Acies, the tax consequences set forth in the section titled “U.S. Federal Income Tax Consequences for Holders of Acies Securities” are the material U.S. federal income tax consequences for (i) U.S. Holders and Non-U.S. Holders of Acies Class A ordinary shares and Acies warrants of the Domestication and (ii) Holders of Acies Class A ordinary shares that elect to have the New PLAYSTUDIOS common stock they receive in connection with the Domestication redeemed for cash if the Business Combination is completed. The Company further supplementally advises the Staff that the Company has filed as an exhibit to the Registration Statement an opinion of Latham & Watkins LLP which will be based on, and subject to, assumptions, qualifications and limitations to be set forth in such opinion and in the Acies Tax Section, (1) confirming that the statements set forth in the Acies Tax Section, to the extent they are statements regarding United States federal income tax law and regulations and legal conclusions with respect thereto, constitute the opinion of Latham & Watkins LLP regarding the material U.S. federal income tax consequences described in the immediately preceding sentence and (2) concluding that the Domestication will qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code.

Also in response to the Staff’s comment, the Company has revised page 185 of the Registration Statement to reflect that, in the opinion of Davis Polk & Wardwell LLP, special tax counsel to PLAYSTUDIOS, the tax consequences set forth in the section titled “U.S. Federal Income Tax Consequences for Holders of PLAYSTUDIOS Capital Stock” are the material U.S. federal income tax consequences for U.S. Holders and Non-U.S. Holders of PLAYSTUDIOS capital stock that exchange, pursuant to the Mergers, their PLAYSTUDIOS capital stock for (i) New PLAYSTUDIOS Class A common stock, or a combination of cash and New PLAYSTUDIOS Class A common stock, and (ii) a contingent right to receive Earnout Shares.  The Company further supplementally advises the Staff that the Company has filed as an exhibit to the Registration Statement an opinion of Davis Polk & Wardwell, LLP ("Davis Polk"), which will be based on, and subject to, assumptions, qualifications and limitations to be set forth in such opinion and in the PLAYSTUDIOS Tax Section, (1) confirming that the statements set forth in the PLAYSTUDIOS Tax Section, to the extent they are statements regarding United States federal income tax law and regulations and legal conclusions with respect thereto, constitute the opinion of Davis Polk regarding the material federal income tax consequences described in the immediately preceding sentence and (2) concluding that the Mergers, taken together as an integrated transaction, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Unaudited Pro Forma Condensed Combined Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 196

7.	We note your response to prior comment 21. Please explain further how you determined that the New PLAYSTUDIOS Class B common shares are scoped into ASC 718 and tell us what other guidance you may have considered in accounting for such shares. Also, clarify whether the New PLAYSTUDIOS' Class B common stock will trade on a public exchange or whether holders will first be required to convert such shares into New PLAYSTUDIOS' Class A common stock. To the extent such shares are not freely tradeable or transferrable, explain further how that factored into your analysis and selection of comparable companies.

Response: As discussed in our April letter, in response to the Staff’s comment, the Company respectfully advises the Staff that the Company considered the following factors in determining that the shares of New PLAYSTUDIOS Class B common stock are within the scope of ASC 718:

•	Only the members of the Founder Group (i.e., Andrew Pascal or any member of the Pascal Family Trust and their respective affiliates) will receive shares of New PLAYSTUDIOS Class B common stock upon consummation of the business combination.
•	Upon transfer of shares to an unaffiliated third party, each share of New PLAYSTUDIOS Class B common stock will convert to a share of New PLAYSTUDIOS Class A common stock.
•	All shares of New PLAYSTUDIOS Class B common stock will automatically convert to shares of New PLAYSTUDIOS Class A common stock on the nine-month anniversary of Mr. Pascal’s death or disability (subject to certain extensions approved by the New PLAYSTUDIOS Board of Directors).
•	Shares of New PLAYSTUDIOS Class B common stock will not be traded on a public exchange.
•	Prior to the business combination, the Founder Group did not have voting control of PLAYSTUDIOS.
•	As a result of the increase in voting rights, the Founder Group will have voting control of New PLAYSTUDIOS.

Therefore, the shares of New PLAYSTUDIOS Class B common stock are intended to be held by only the Founder Group upon consummation of the business combination. Mr. Pascal is a co-founder and the Chief Executive Officer of PLAYSTUDIOS, and is viewed as essential to the success of PLAYSTUDIOS. The super-voting share structure is intended to preserve Mr. Pascal’s role as the primary strategic leader and visionary of New PLAYSTUDIOS as the company transitions to a public company. The shares have no vesting requirements; therefore, Mr. Pascal will realize the full voting power upon issuance.

May 10, 2021

In determining the accounting treatment, the Company first considered whether the shares of New PLAYSTUDIOS Class B common stock are within the scope of ASC 480 or ASC 815.

Assessment of whether the shares of New PLAYSTUDIOS Class B common stock are scoped in ASC 480

ASC 480 defines a mandatorily redeemable share as “any financial instrument issued in the form of shares that embody an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date or upon an event that is certain to occur.” The Company notes that upon transfer to an unaffiliated third party or nine-month anniversary of Mr. Pascal’s death or disability, each share of New PLAYSTUDIOS Class B common stock will automatically convert to a share of New PLAYSTUDIOS Class A common stock. The conversion does not require the Company transfer any assets, but is rather a mere conversion from one class of equity to another class of equity without any consideration for the decrease in voting power upon such conversion. Accordingly, the Company concluded that the shares of New PLAYSTUDIOS Class B common stock are not considered redeemable shares and, therefore, would not be within the scope of ASC 480.

Assessment of whether the shares of New PLAYSTUDIOS Class B common stock are scoped in ASC 815

Per ASC 815, a derivative is a financial instrument that contains an underlying notional amount or a payment provision, required no or little initial net investment, and can be net settled. Management first evaluated whether the shares of New PLAYSTUDIOS Class B common stock are derivatives in their entirety. However, the Company determined that the shares of New PLAYSTUDIOS Class B common stock cannot be net settled. Rather, upon transfer to an unaffiliated third party or nine-month anniversary of Mr. Pascal’s death or disability, the shares of New PLAYSTUDIOS Class B common stock will automatically convert to shares of New PLAYSTUDIOS Class A common stock without any further requirement for either party to transfer additional assets. The Company determined that this arrangement does not represent a net settlement – a settlement of obligation whereby the party in a loss position transfers assets to the counterparty in a gain position.

The Company also evaluated whether the shares of New PLAYSTUDIOS Class B common stock contain any embedded derivatives. ASC 815-15 requires that features embedded in non-derivative hosts be separated and accounted for as a derivative if they meet certain criteria (ASC 815-15-25- 1). The Company notes that the only feature that is not clearly and closely related to the economic characteristics and risks of the shares of New PLAYSTUDIOS Class B common stock is the mandatory conversion to shares of New PLAYSTUDIOS Class A common stock upon the specified events discussed above. However, as described above, the conversion provision of the shares would not meet the definition of a derivative as the arrangement does not represent a net settlement. As one of the requirements for bifurcation is that the embedded feature would meet the definition of a derivative if freestanding, the Company concluded that the shares of New PLAYSTUDIOS Class B common stock do not contain any embedded derivatives that require bifurcation.

May 10, 2021

Assessment of whether the shares of New PLAYSTUDIOS Class B common stock are scoped in ASC 718

To assess whether the shares of New PLAYSTUDIOS Class B common stock are within the scope of ASC 718, the Company further considered the characteristics of the shares:

•	The instrument is legal-form equity with voting rights.
•	The instrument has the same economic rights as the shares of New PLAYSTUDIOS Class A common stock except the additional voting rights.
•	Mr. Pascal is not required to provide continuous service to retain his interest in the shares.

Considering such equity-like features and that the shares of New PLAYSTUDIOS Class B common stock are legal-form equity, do not contain any liability-like features, and are not liabilities within the scope of ASC 480 and ASC 815, the Company determined that the shares of New PLAYSTUDIOS Class B common stock are most appropriately characterized as an equity instrument. Accordingly, the Company concluded that the shares of New PLAYSTUDIOS Class B common stock meet the criteria set forth in ASC 718-10-15-3b by only being granted after the successful consummation of the business combination and therefore, should be accounted for under ASC 718. The Company also considered whether shares of New PLAYSTUDIOS Class B common stock are within the scope of the ASC 710. However, as these instruments reflect equity vs. liability instruments based on the analysis above, the Company has determined that the arrangement will fall within ASC 718 rather than ASC 710.

Finally, as the shares of New PLAYSTUDIOS Class B common stock were determined to be within the scope of ASC 718, the Company considered whether a liability classification requirement under ASC 718-10-25-6 through 25-19 will be applicable.

•	Instruments that are required to be cash-settled (e.g., cash-settled stock appreciation rights), require cash settlement on the occurrence of a contingent event that is considered probable, or are based on underlying shares, which are classified as liabilities

The shares of New PLAYSTUDIOS Class B common stock do not have any required cash-settlement provisions.

•	Instruments that can be settled in cash or stock at the option of the employee (e.g., tandem options) at any time or on the occurrence of a contingent event that is considered probable

The shares of New PLAYSTUDIOS Class B common stock do not provide Mr. Pascal with an option to choose settlement in cash or stock.

•	Certain instruments that would be classified as liabilities under ASC 480

The shares of New PLAYSTUDIOS Class B common stock do not contain any features that would require liability classification under ASC 480, such as stock-settled debt or an obligation to repurchase shares.

•	Instruments subject to share repurchase features in which the employee is not expected to be subject to the normal risks and rewards of share ownership

The shares of New PLAYSTUDIOS Class B common stock do not contain a put or call feature.

May 10, 2021

•	Awards that include conditions other than service, performance, or market conditions, that affect their fair value, exercisability, or vesting The shares of New PLAYSTUDIOS Class B common stock do not include any “other” conditions that would require liability classification.

•	Substantive liabilities (i.e., instruments that are equity in form but the employer has a practice of cash-settling the instruments)

The Company does not have a past practice or current intent to cash settle the instruments.

•	Awards for which the employer can choose cash or share settlement but cannot control delivery of shares, for example if the Company did not have an adequate amount of shares authorized by a governing body to be issued in settlement of the award

The shares of New PLAYSTUDIOS Class B common stock do not contain this feature.

As such, the Company does not believe the shares of New PLAYSTUDIOS Class B common stock would be classified as a liability under ASC 718.

With respect to the Staff’s comment to explain further how the fact that the shares of New PLAYSTUDIOS Class B common stock are not freely tradeable or transferrable was factored into the analysis and selection of comparable companies, the Company respectfully advises that the Company reviewed initial public offerings of technology companies that implemented a multi-class share structure with only one class of stock being publicly traded. The Company identified comparables with a high ratio of voting rights to economic rights at the time of the IPO to determine if share prices by class could be ascertained and, if it could, whether there was any premium for the class with higher voting rights. The Company observed that the identified comparables broke out the share classes on the balance sheet and that the par value of the higher voting class was equal to the par value of the lower voting class. However, none of the companies quantified the share value by share class nor did they quantify additional paid-in capital by share class. As a result, the Company was unable to quantify any premium for the high-vote class under this approach.

Accordingly, the Company developed a valuation methodology using a market trading comparables approach that also contemplated the enterprise value. As part of this, the Company reviewed all companies on the Nasdaq Stock Market and the New York Stock Exchange that met the following criteria:

•	Have a dual class or multi-class stock structure where at least two classes have different voting rights but similar economic rights
•	Was not in the financial services, banking, or insurance industry
•	Has at least two publicly traded share classes and different voting rights across classes
•	Has similar economic rights across classes
•	Is not thinly traded stock

Based on the above criteria, the Company identified 33 companies and measured the share price differential between the higher voting class and lower voting class. In addition, to normalize the observed premiums for companies that had significant leverage and to account for the full capital of the companies, the Company contemplated the business enterprise value premium by taking each company’s share price premium multiplied by the voting control percentage held by the class of securities with enhanced voting rights, and then multiplied by the equity value to business enterprise value ratio. Excluding the companies showing a negative premium, the Company utilized the median of the remaining companies as the basis for quantifying the valuation premium.

May 10, 2021

The analysis was designed to include a wide sample of data including different companies and situations where there was observable trading activity. Since information in situations where there are restrictions to transferability, such as private transfers, is not available, the lack of transferability was not specifically considered in the analysis. In general, if a share is not freely tradeable or transferrable, there is a potential to have a discount to an equivalent instrument without such restrictions. However, since shares of New PLAYSTUDIOS Class B common stock convert to shares of New PLAYSTUDIOS Class A common stock upon transfer, the Company assumed that any potential discount due to the lack of transferability or tradability to be zero.

PLAYSTUDIOS Management's Discussion and Analysis of Financial Condition and Results of Operations, page 234

8.	We note your response to prior comment 33. We also note the disclosure here that the playAWARDS program includes a VIP player portal and a dedicated concierge/host program. Please explain to us what the VIP player portal and concierge/ host program are and how or whether they relate to the myVIP program and revise your disclosures accordingly.

Response: In response to the Staff’s comment, the Company has revised page 238 of the Registration Statement consistent with our April letter. Supplemental to PLAYSTUDIOS' playAWARDS program is its myVIP program. The myVIP program is a player development and hosting program that ranks and assigns tiers to players based on the number of tier points earned by engaging with our games. The tier points earned in the myVIP program are separate from and are not interchangeable with the loyalty points earned in the playAWARDS program. Qualified players are provided access to enhanced customer benefits that increase with each tier. Higher tiers provide access to a VIP player portal whereby players can view and purchase special chip bundles, redeem loyalty points for a curated set of rewards, and communicate directly with a dedicated live host. The VIP player portal and concierge/ host program enhance the in-game and reward redemption experience and both in-game and in-person, invitation-only special events. The Company believes that the myVIP program drives increased player engagement and retention, and therefore extends each game's life-cycle and monetization opportunity.

PLAYSTUDIOS Consolidated Financial Statements
Note 4. Related-Party Transactions, page F-34

9.	We note from your response to prior comment 20 that the $20 million paid to terminate the MGM profit share provision was not determined based on any estimate of future profit share amount. Please explain further how the $20 million was determined and what it was intended to compensate MGM for. In this regard, based on the information in Exhibit 10.18, it appears that the profit share provision was additional compensation for the use of the Licensed Marks and Licensed Copyrights and joint marketing efforts, in lieu of royalty payments. Also, clarify whether a new agreement was signed as a result of this such termination and if so, revise to file such agreement as an Exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response: As previewed in our April letter, in response to the Staff’s comment, the Company respectfully advises that Section 10.4 of PLAYSTUDIOS' Marketing Agreement with MGM provides PLAYSTUDIOS with the right to terminate the profit share by giving notice to MGM and paying MGM a lump sum payment, so long as at the time of the notice, the aggregate number of registered customers who were derived from MGM marketing channels account for less than 25% of all then-current PLAYSTUDIOS registered customers (the "Condition").

PLAYSTUDIOS provided notice to MGM on October 3, 2020, and both parties agreed that the Condition had been met.

The lump sum payment calculation defined in section 10.4 of the Marketing Agreement varied significantly based upon the timing of PLAYSTUDIOS' notice to MGM. If the termination right were to be exercised when PLAYSTUDIOS' operating profit was negatively impacted by a significant increase in user acquisition costs upon a new game launch, the lump sum payment could have been as low as $0. PLAYSTUDIOS had several discussions with MGM to determine the fair settlement amount to compensate MGM for the termination of MGM's right to future operating profit from the MGM marketing channel. Based on these discussions, a lump sum payment of $20 million was mutually agreed upon to effectively terminate the profit share provision.

The Company considered whether the lump sum payment amount represents compensation for the future use of the Licensed Marks and Licensed Copyrights and joint marketing efforts. However, because PLAYSTUDIOS could have exercised its termination right shortly after a game launch and paid near $0 without impacting PLAYSTUDIOS' right to use MGM's Licensed Marks and Licensed Copyrights and joint marketing efforts, the Company concluded that the $20 million paid is not an additional compensation for the existing rights, but rather a cost to terminate the profit share provision within the Marketing Agreement.

An amendment to the marketing agreement was executed on October 30, 2020 to reflect the termination of the profit share and the related agreement for MGM to reinvest an identical amount in PLAYSTUDIOS under agreed upon criteria, which amendment has been filed as an exhibit to the Registration Statement.

* * * *

May 10, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Steven B. Stokdyk of Latham & Watkins LLP at (213) 891-7421 or Steven.Stokdyk@lw.com.

Very truly yours,

/s/ Steven B. Stokdyk
Steven B. Stokdyk

cc:

Daniel Fetters, Co-Chief Executive Officer, Acies Acquisition Corp. Edward King, Co-Chief Executive Officer, Acies Acquisition Corp. Andrew Pascal, Chief Executive Officer, PLAYSTUDIOS, Inc.
Brent Epstein, Latham & Watkins LLP